Investment Managers Series Trust II
235 West Galena Street
Milwaukee, Wisconsin 53212

January 7, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

Re:	Investment Managers Series Trust II (the “Trust”)
File Nos. 333-191476 and 811-22894 on behalf of the ACR Multi-Strategy Quality Return (MQR) Fund

Dear Sir or Madam:

This letter summarizes the comments provided by Ms. Anu Dubey of the staff of the Securities and Exchange Commission (the “Commission”) by telephone on December 31, 2014, and January 5, 2015, on the Registrants registration statement filed on Form N-1A with respect to the ACR Multi-Strategy Quality Return (MQR) Fund (the “Fund”). The response to the comment is included below, and, as appropriate, is reflected in the concurrent filing pursuant to Rule 497(c) under the Securities Act of 1933, as amended. Please see the final form of the Prospectus and Statement of Additional Information, each dated December 31, 2014, of the Fund.

PROSPECTUS

Summary Section
Investment Objective
1.
In reference to Comment 1 in the response letter defining the term “permanent loss”. There remains concern with the definition including specific use of the term “permanent”. It is recommended to remove the term “permanent” from the disclosure.

Response:  The Registrant has revised the investment objective to remove the term “permanent loss” as follows:

“The investment objectives of the ACR Multi-Strategy Quality Return (MQR) Fund (the “Fund”) are to preserve capital ~~from permanent loss~~ during periods of economic decline, and to provide above average absolute and relative returns in the long run.  Return objectives are subordinate to the objective of preserving capital ~~from permanent loss~~.  There is no assurance that the Fund’s return objectives will be achieved.”

The concept of “permanent loss” is a key consideration in the Advisor’s investment strategy for the Fund and, therefore, the Registrant has included the term, together with the Advisor’s definition, in the section entitled “Principal Investment Strategies” as follows:

“The Fund seeks to preserve capital during periods of economic decline.  In seeking to preserve capital, Alpine Investment Management LLC, dba ACR Alpine Capital Research (“ACR Alpine Capital Research”, “ACR” or the “Advisor”) seeks to identify and avoid “permanent loss.”  The Advisor considers permanent loss to refer to two general types of economic losses through a full market cycle: (i) the impairment of the fundamental value of a security and (ii) the payment of a speculative (higher) price to acquire the fundamental value of a security.  The Advisor considers the fundamental value of a security to be impaired when the earning power of an enterprise or security permanently declines, or the assets of an enterprise must be sold or written down for a loss.  The Advisor considers a security’s price to be speculative when it is inordinately high relative to Advisor’s estimated fundamental value of the security.  In addition, the Advisor evaluates the financial condition of the enterprise or security in which the Fund invests to determine its ability to withstand difficult economic conditions.”

Principal Investment Strategies
2.
In reference to Comment 2, there are two comments to the disclosure which states “Above average absolute returns” means returns higher than a “fair” equity-like return commensurate with the risk of investing in equities in the long run, which the Advisor typically considers to be 5%-6% plus the rate of inflation.”

(a)	It is not clear what is meant by “fair equity-like return”. This needs to be clarified, and
(b)
The disclosure stating “which the Advisor typically considers to be 5%-6% plus the rate of inflation” does not comply with Rule 156 of the 1933 Act, paragraph (b)(2)(iii). This phrase is considered an implied representation of future performance and needs to be removed.

Response: The Registrant has revised the disclosure as follows:

“Above average absolute returns” means returns higher than a “fair” equity-like return (i.e. the stock market return over a full market cycle) commensurate with the risk of investing in equities in the long run. There is no assurance the Fund will provide above average absolute returns in the long run. In seeking above average absolute returns, the Advisor assigns a required return to each of the securities it selects for investment based on the Advisor’s assessment of the risk of the security. The weighted average required return of the portfolio becomes the absolute return expectation for the Fund. The Advisor then seeks to purchase each security at a discount to its estimated intrinsic value, to assure a margin of safety against a return below its assigned required absolute return expectation.

Principal Risks of Investing
3.	Since disclosure was added relating to “Bank loans and loan participations risk”, these types of investments should be mentioned under the principal investment strategies section.

Response: The Registrant has added reference to bank loans and loan participation in the section entitled “Principal Investment Strategies”.

STATEMENT OF ADDITIONAL INFORMATION

Other Investment Strategies, Policies and Risks
Private Equity Investments
4.
In reference to Comment 17, if the Fund invests 10% in private equity investments, it would be disclosed in the principal investment strategy section, along with the kinds of private equity investments that will be used. If the amount to be invested in considerably less than 10%, then it does not need to be disclosed.

Response: The Registrant has confirmed that the Advisor expects private equity investments will not be a principal investment strategy and therefore, has left the disclosure as is.

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The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant. In addition, the Registrant acknowledges that any comments or changes to disclosures in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing. The Registrant also represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require further information, do not hesitate to contact the undersigned at (626) 914-1360.

Sincerely,

/s/JOY AUSILI
Joy Ausili
Secretary